Exhibit B.3(a): Annual Information Form

Canadian Imperial Bank of Commerce
ANNUAL
INFORMATION
FORM
December 6, 2007

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS	2

INFORMATION INCORPORATED BY REFERENCE	3

CORPORATE STRUCTURE	3
Name, Address and Incorporation	3
Intercorporate Relationships	3

DESCRIPTION OF THE BUSINESS	3
The CIBC Organization	3
Competitive Conditions	4
Social and Environmental Policies	4
Risk Factors	4

GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History	4

DIVIDENDS	6

CAPITAL STRUCTURE	6
Ratings	6

MARKET FOR SECURITIES	7
Trading Prices and Volume	8
Prior Sales	9

DIRECTORS AND OFFICERS	9
Directors and Board Committees	9
Executive Officers	9
Shareholdings of Directors and Executive Officers	10
Corporate Cease Trade Orders or Bankruptcies	10
Penalties or Sanctions	11
Personal Bankruptcies	11
Conflicts of Interest	11

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	11

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	11

TRANSFER AGENT AND REGISTRAR	11

EXPERTS	12

AUDIT COMMITTEE	12

PRE-APPROVAL POLICIES AND PROCEDURES	13

FEES FOR SERVICES PROVIDED BY SHAREHOLDERS’ AUDITORS	13

ADDITIONAL INFORMATION	13

Appendix A Rating Definitions	14
Appendix B Audit Committee Mandate	16
Appendix C Policy on the Scope of Services of the Shareholders’ Auditors	23

A NOTE ABOUT FORWARD-LOOKING STATEMENTS
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Information Form, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements we make in the “Three Year History” section as well as statements we make about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and our outlook for 2008 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect the operations, performance and results and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; that our estimate of sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this Annual Information Form or in any communication except as required by law.

INFORMATION INCORPORATED BY REFERENCE
Certain disclosure in this annual information form (AIF) is derived and incorporated by reference from CIBC’s 2007 Annual Accountability Report for the year ended October 31, 2007 (2007 AAR). The table below identifies pages from the 2007 AAR which are incorporated by reference into this AIF.

AIF Item	2007 AAR — Page Reference

CORPORATE STRUCTURE
Intercorporate Relationships	138

NARRATIVE DESCRIPTION OF THE BUSINESS
The CIBC Organization	37-79
Social and Environmental Policies	15-31
Risk Factors	60-73

DIVIDENDS	115-117

CAPITAL STRUCTURE	114-117

DIRECTORS AND BOARD COMMITTEES	33-35

LEGAL PROCEEDINGS	128

TRANSFER AGENT AND REGISTRAR	161

AUDIT COMMITTEE
Fees for Services provided by Shareholders’ Auditors	145
Unless otherwise specified, this AIF presents information as at October 31, 2007.
CORPORATE STRUCTURE
Name, Address and Incorporation
Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada) (Bank Act). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year. The address of the registered and head office of CIBC is Commerce Court, Toronto, Ontario, Canada, M5L 1A2.
Intercorporate Relationships
Information about the inter-corporate relationships among CIBC and its principal subsidiaries is provided on page 138 of the 2007 AAR.
DESCRIPTION OF THE BUSINESS
The CIBC Organization
CIBC is a diversified financial institution, offering an extensive range of financial products and services to clients in Canada. In the United States and in certain other countries, CIBC offers a limited range of products to certain clients.

CIBC’s two strategic business lines are CIBC Retail Markets and CIBC World Markets. These business lines are supported by five functional groups: Administration, Technology and Operations; Corporate Development; Legal and Regulatory Compliance; Finance; and Risk Management. As at October 31, 2007, CIBC had a regular workforce headcount of 40,457. Information about CIBC’s business lines and functional groups is provided in CIBC’s Management Discussion and Analysis for the year ended October 31, 2007 included on pages 37 to 79 of the 2007 AAR.
A more complete description of services provided by CIBC Retail Markets and CIBC World Markets can be found in the 2007 AAR on page 47 to 48.
Competitive Conditions
CIBC was the fourth largest Canadian chartered bank in terms of market capitalization as of October 31, 2007.
With fairly similar distribution networks, products and services offered by CIBC’s major competitors (the other five largest chartered banks), price competition in more traditional bank businesses such as deposit-taking and lending, together with historically low levels of interest rates, has compressed net interest margins. Competition in these areas also intensified in the past year by the increased offering of incentives and free gifts tied to account openings and mortgages. Revenue growth has been supported by higher fee-based business, as the major banks have expanded their wealth management and wholesale operations over the past decade.
Federal regulations have fostered increased competition by allowing subsidiaries of foreign banks and non-bank financial institutions to offer traditional banking services. Advances in technology have also opened up the market to new types of competitors and expanded the reach of existing non-bank competitors by allowing the delivery of limited financial services and products without the presence of a physical branch network.
Given limited domestic growth opportunities, the strengthening Canadian dollar and relatively high price-to-earnings valuations for Canadian banks, there has been an increasing commitment to international expansion to provide scale, presence and operational leverage. The attraction of potentially successful new growth opportunities are assessed in light of the risks and cost of investment in other markets, along with political, currency or other uncertainties associated with international markets. Several of the major Canadian chartered banks were active with international acquisitions in 2007.
Social and Environmental Policies
A description of CIBC’s social and environmental policies, along with the steps taken to implement them, is provided on pages 15 to 31 of the 2007 AAR.
Risk Factors
A discussion of risk factors related to CIBC and its business, and the steps taken to manage those risks appears throughout the 2007 MD&A and in particular under the heading “Management of Risks” on pages 60 to 73 of the 2007 AAR.
GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History
Over the past few years, CIBC has refocused its business strategies, in addition to making significant investments in governance initiatives.

CIBC’s strategic objective is consistent and sustainable performance over the long term. To support this objective, CIBC outlined three key priorities in 2005:
1.	Maintain core business strength

2.	Improve productivity

3.	Build balance sheet strength
CIBC’s results in 2007 were a reflection of the progress that was made against these priorities:
1. Business strength
CIBC Retail Markets, consisting of CIBC’s retail banking and wealth management operations, continued to perform well in 2007. CIBC Retail Markets had identified three priorities going into 2007: 1) grow its business by building strong relationships with its clients; 2) increase operational effectiveness; and 3) continue to improve the quality of its lending portfolio. Progress was made in each of these areas during 2007 as evidenced by volume growth and market share expansion in many key areas. In the unsecured lending business, CIBC Retail Markets’ risk posture has been reflected in lower market share but improved loan loss performance.
CIBC Retail Markets net income was up 39% from 2006 and up 64% from 2005. 2007 revenues increased as a result of the gain from the completion of Visa’s worldwide restructuring, the acquisition of a controlling interest in FirstCaribbean International Bank (FirstCaribbean) and volume growth in cards, deposits and mortgages. 2007 results were negatively affected by spread compression. In 2005 and 2006, CIBC Retail Markets benefited from a low and stable interest rate environment, which was supportive of loan volume growth as well as increased investor confidence producing higher capital markets volumes.
CIBC World Markets priorities established for 2007 included investing in core Canadian businesses to build franchise value and positioning for improved profitability in the U.S. region. CIBC World Markets demonstrated good performance in Canada in key areas such as equity underwriting and M&A. In the U.S., real estate finance and merchant banking reported good results. Subject to regulatory approval, CIBC also announced its intention to sell some of its U.S. business to Oppenheimer Holdings Inc. This transaction is consistent with the strategic imperative of consistent, sustainable results over the long term and will improve productivity in CIBC World Markets and help to enhance balance sheet strength for CIBC.
CIBC World Markets 2007 net income was down 7% from 2006, but up from a net loss in 2005. 2007 Revenue decreased from 2006, primarily due to mark-to-market write-downs on collateralized debt obligations and residential mortgage-backed securities, related to the U.S. residential mortgage market. These losses were partially offset by higher merchant banking and investment banking and credit products revenue. In 2006, CIBC World Markets returned to profitability as business benefited from a strong global economy and favourable credit cycle. 2005 results were negatively impacted by an Enron related litigation settlement.
2. Productivity
CIBC remains committed to improving its productivity.
In 2005, CIBC set a goal of $250 million of annual expense reductions by the end of 2006. The goal was exceeded as $272 million of reductions were achieved. For 2007 the goal was to hold expenses flat to the fourth quarter of 2006 levels, excluding FirstCaribbean. This goal was also exceeded. Expenses for the fourth quarter of 2007, were $1,874 million (including FirstCaribbean expenses of $98 million), compared with $1,892 million a year ago.
CIBC continues to have a strategic target of an efficiency ratio that is at the median or better among its Canadian bank peers. In 2007, CIBC continued to make progress against this goal, lowering its efficiency ratio to 63.1% from 66.0% in 2006.
3. Balance sheet strength and capital usage
A primary measure of CIBC’s balance sheet strength is its Tier 1 capital ratio. CIBC has a stated Tier 1 capital ratio target of 8.5%.
Over the last year, CIBC’s Tier 1 capital ratio decreased from 10.4% to 9.7%. The decline in Tier 1 capital during 2007 is primarily attributable to the FirstCaribbean acquisition. CIBC’s Tier 1 capital ratio was 8.5% in 2005, after the Enron related litigation settlement.
In the area of capital usage, CIBC’s first priority is to invest in its core businesses in order to sustain their strength and position in the market place. After meeting its internal investment needs, CIBC’s plan is to balance other capital deployment alternatives such as dividends, share buybacks and acquisition opportunities.
During 2007, CIBC completed its FirstCaribbean acquisition, increasing its ownership stake from 43.7% to 91.5%. CIBC also recommenced its share repurchase plan and announced two quarterly dividend increases, representing a 24% year over year increase to the dividend payout. There were no share repurchases in 2006 and dividend increases were limited.
DIVIDENDS
CIBC has a common share dividend policy of maintaining a balance between the distribution of profits to shareholders and the need to retain earnings consistent with capital strength and supporting growth in its businesses. In the context of this overall policy, CIBC seeks to create a pattern of stable growth in dividends per common share and has established a long-term average payout ratio of earnings attributable to common shareholders of 40-50%.
The cash dividends declared and paid per share for each class of CIBC shares and restrictions on the payment of dividends can be found on pages 115 to 117 of the 2007 AAR and is incorporated by reference.
CAPITAL STRUCTURE
A description of CIBC’s capital structure is provided on pages 114 to 117 of the 2007 AAR.
Ratings
The table below provides the ratings for CIBC’s Class A Preferred shares and debt securities:

STANDARD
	DBRS	MOODY’S	& POOR’S	FITCH
PREFERRED SHARES	Pfd-1	—	P-1 (low) A-	—
SENIOR DEBT	AA	Aa2	A+	AA-
SUBORDINATED DEBT	AA (low)	Aa3	A	A+
SHORT-TERM DEBT	R-1 (high)	P-1	A-1	F1+

The ratings should not be construed as a recommendation to buy, sell, or hold CIBC securities. Ratings may be revised or withdrawn at any time by the respective rating agencies.
A definition of the categories of each rating as at October 31, 2007 has been obtained from the respective rating organization’s website and is outlined in Appendix A.
MARKET FOR SECURITIES1
CIBC maintains a listing of its common shares on the Toronto Stock Exchange and the New York Stock Exchange. CIBC maintains a listing of its preferred shares on the Toronto Stock Exchange other than the unlisted Series 28 Preferred Shares.
The following subordinated debt securities issued by CIBC are listed on the London Stock Exchange:
•	US Dollar Floating Rate Debenture Notes due 2084 with interest at 6-month US$ LIBOR plus 0.25%. To CIBC’s knowledge the issue did not trade on the exchange during the year ended October 31, 2007,

•	US Dollar Floating Rate Subordinated Capital Debentures due 2085 with interest at 6-month US$ LIBOR plus 0.125% which traded on the exchange at $84.00 on February 16, 2007 and $83.75 on March 16, 2007.
The following subordinated debt securities are listed on the Luxembourg Stock Exchange and to CIBC’s knowledge did not trade on that exchange during the year ended October 31, 2007:
•	US Dollar Guaranteed Subordinated Floating Rate Notes due 2015 issued by FirstCaribbean International Bank (Cayman) Limited (a majority-owned subsidiary of CIBC) with interest at 3-month US$ LIBOR plus 0.70% until March 10, 2010, and 3-month US$ LIBOR plus 1.95% thereafter,

•	Euro Floating Rate Subordinated Step-Up Callable Notes due 2017 issued by CIBC World Markets plc (a wholly-owned subsidiary of CIBC) with interest at 3-month EURIBOR plus 0.20% until June 2012, and 3-month EURIBOR plus 0.70% thereafter
All other subordinated debt securities issued by CIBC or its subsidiaries are not listed on any exchange.
On November 25, 2005, CIBC announced an offer to repurchase for cancellation all outstanding Series 28 Preferred Shares at a price of $10.00 per share. The offer will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC. During the year ended October 31, 2007, CIBC repurchased and cancelled 558 shares under this offer.

[1]	From time to time securities of CIBC may be listed on other stock exchanges or quotation systems by investors, brokers or others without the consent or involvement of CIBC. This section does not include debt instruments that are considered deposits.

Trading Prices and Volume

	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct
	06	06	07	07	07	07	07	07	07	07	07	07

Common Shares
High	$93.00	$99.60	$102.74	$104.63	$103.45	$101.93	$107.45	$102.98	$99.23	$96.73	$99.84	$103.64
Low	$86.72	$89.03	$97.30	$98.54	$98.38	$97.68	$97.05	$95.01	$91.00	$86.26	$93.77	$95.74
Vol (‘000)	20777	26435	17140	14984	19623	12293	17853	32761	27767	38090	20455	24256

Pref. Series 18
High	$27.51	$27.57	$27.50	$27.40	$27.33	$26.82	$26.52	$26.23	$25.79	$26.12	$25.90	$25.66
Low	$26.83	$26.57	$27.01	$26.91	$26.52	$26.15	$25.50	$25.00	$25.30	$25.19	$25.03	$24.12
Vol (‘000)	99	615	117	107	66	97	1021	163	130	157	76	138

Pref. Series 19
High	$27.65	$27.35	$26.91	$26.97	$26.98	$26.33	$26.31	$26.24	$26.30	$26.49	$26.40	$26.24
Low	$26.56	$26.50	$26.36	$26.10	$26.13	$25.52	$25.76	$25.65	$25.66	$25.55	$25.90	$25.75
Vol (‘000)	39	200	36	27	426	115	25	55	18	135	40	64

Pref. Series 23
High	$26.87	$26.66	$26.48	$26.39	$26.34	$26.10	$26.25	$26.24	$26.32	$26.22	$26.23	$26.24
Low	$26.46	$26.17	$26.18	$26.16	$25.70	$25.85	$25.56	$25.50	$25.61	$25.81	$25.52	$25.50
Vol (‘000)	62	610	38	53	586	63	69	542	54	70	529	99

Pref. Series 24
High	$26.27	$26.34	$26.24
Low	$26.01	$25.94	$25.84	Redeemed Jan 31, 2007
Vol (‘000)	376	582	183

Pref. Series 25
High	$26.50	$26.79	$26.34	$26.45	$26.57	$26.20	$26.20	$26.29	$25.99
Low	$26.31	$26.07	$26.10	$26.13	$25.72	$26.00	$26.03	$25.82	$25.90	Redeemed July 31, 2007
Vol (‘000)	112	123	119	184	262	109	180	511	150

Pref. Series 26
High	$27.49	$27.75	$27.18	$27.19	$27.12	$26.70	$26.40	$26.00	$25.91	$26.05	$26.09	$25.60
Low	$26.80	$27.05	$26.64	$26.71	$26.45	$26.15	$25.76	$25.50	$25.68	$25.25	$25.46	$24.50
Vol (‘000)	114	839	199	204	867	436	573	206	99	63	81	117

Pref. Series 27
High	$27.28	$27.30	$26.89	$26.87	$26.88	$26.58	$26.70	$26.05	$25.72	$26.20	$26.65	$25.99
Low	$26.90	$26.82	$26.31	$26.35	$26.44	$26.10	$25.70	$25.41	$25.25	$25.65	$25.66	$24.89
Vol (‘000)	89	580	92	88	122	108	686	190	134	123	108	170

Pref. Series 29
High	$27.19	$27.46	$27.59	$27.05	$27.09	$26.73	$26.64	$25.92	$25.74	$25.87	$25.88	$25.35
Low	$26.96	$27.05	$26.86	$26.65	$26.56	$26.26	$25.66	$24.56	$25.10	$25.20	$25.05	$24.02
Vol (‘000)	292	141	113	163	128	509	389	220	160	121	113	275

Pref. Series 30
High	$26.24	$25.99	$26.14	$26.24	$26.20	$25.92	$25.75	$24.99	$24.55	$24.30	$24.32	$22.99
Low	$25.31	$25.50	$25.43	$25.70	$25.71	$25.55	$24.76	$22.76	$23.15	$23.05	$22.66	$20.81
Vol (‘000)	363	150	368	611	429	405	763	364	311	213	202	404

Pref. Series 31
High	$25.18	$25.60	$25.52	$25.60	$25.72	$25.44	$25.32	$24.45	$23.49	$23.50	$24.00	$22.29
Low	$24.83	$25.15	$25.11	$25.34	$25.23	$25.17	$24.03	$22.65	$22.90	$22.72	$22.16	$20.60
Vol (‘000)	1839	1781	931	1156	396	501	1280	815	250	309	229	428

Pref. Series 32
High				$24.96	$25.28	$24.94	$24.75	$22.99	$23.00	$22.99	$23.29	$22.00
Low	Issued Feb 14, 2007			$24.75	$24.81	$24.47	$22.76	$21.79	$21.79	$22.31	$21.53	$20.13
Vol (‘000)				1418	577	336	315	425	474	184	223	559

Prior Sales
On March 23, 2007, FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of FirstCaribbean issued TT$195 million ($30 million) principal amount of Guaranteed Subordinated Term Notes due 2017 guaranteed on a subordinated basis by FirstCaribbean. The issue is not listed or quoted on an exchange.
DIRECTORS AND OFFICERS
Directors and Board Committees
Information concerning the directors and board committees of CIBC is found on pages 33 to 35 of the 2007 AAR and is incorporated by reference.
All of the directors have held their business affiliations indicated on page 35 of the 2007 AAR for the past five years with the exception of the following:
(i)	Margot A. Franssen who was formerly President and Partner, The Body Shop Canada from 1980 to 2004;

(ii)	John S. Lacey who was formerly the Chairman of the Board of Directors of Alderwoods Group Inc. from 2002 to 2006;

(iii)	Hon. John P. Manley who was in public service from his election to Parliament in 1988 until 2004. He was appointed to Cabinet in 1993, appointed as Deputy Prime Minister in 2002 and also served as Finance Minister from 2002 to 2003;

(iv)	Cynthia M. Trudell, who was formerly Vice-President, Brunswick Corporation and President, Sea Ray Group from 2001 to 2006; and

(v)	Ronald W. Tysoe who was Vice-Chair of Federated Department Stores from 1990 to 2006 and Senior Advisor of Perella Weinberg Partners LP from 2006 to 2007.
Directors are elected annually. Under the Bank Act and CIBC’s By-laws, a director’s term expires at the close of the next annual meeting of common shareholders, which is scheduled on February 28, 2008.
Executive Officers
The following are CIBC’s executive officers, their titles and their municipalities of residence, as at December 6, 2007:

Municipality of
Name	Title	Residence

McCaughey, G.T. (Gerry)	President and Chief Executive Officer, CIBC	Toronto

Baxendale, S. (Sonia)	Senior Executive Vice-President, Retail Markets	Toronto

Capatides, M.G. (Mike)	Senior Executive Vice-President and General Counsel, Legal and Regulatory Compliance	Morristown, NJ

Kilgour, P.K. (Ken)	Senior Executive Vice-President and Chief Risk Officer	Toronto

Lalonde, R.A. (Ron)	Senior Executive Vice-President, Administration, Technology and Operations	Toronto

Shaw, B. (Brian)	Senior Executive Vice-President, CIBC and Chairman and CEO, CIBC World Markets	Toronto

Venn, R.E. (Richard)	Senior Executive Vice-President, Corporate Development, CIBC, Managing Director and Deputy Chairman, CIBC World Markets	Toronto

Woods, T.D. (Tom)	Senior Executive Vice-President and Chief Financial Officer,	Toronto
Finance
All of the executive officers have held their present business affiliations for more than five years.

Shareholdings of Directors and Executive Officers
To the knowledge of CIBC, as at October 31, 2007, the directors and executive officers of CIBC as a group, beneficially owned, directly or indirectly, or exercised control or direction over less than 1% of the outstanding common shares of CIBC and FirstCaribbean International Bank.
Corporate Cease Trade Orders or Bankruptcies
To the knowledge of CIBC, in the last ten years, no director or executive officer of CIBC is or has been a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order, or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was the subject of an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade order or similar order or an order that denied the issuer access to an exemption under securities legislation, for a period of more than 30 consecutive days or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:
(i)	Mrs. Jalynn H. Bennett, a director of CIBC, who was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, the Nortel Companies), when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The Ontario Securities Commission (OSC) issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Mrs. Bennett, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies are required to make under Ontario securities laws. The British Columbia Securities Commission (BCSC) and the Quebec Securities Commission (QSC) also issued similar orders. Mrs. Bennett was not subject to the orders issued by the BCSC and the QSC. The OSC lifted the cease trade order effective June 8, 2006. The BCSC and the QSC also lifted their cease trade orders shortly thereafter. Mrs. Bennett remains a director of the Nortel Companies;

(ii)	Mr. John S. Lacey, a director of CIBC, who was asked by a group of shareholders to lead a restructuring of The Loewen Group Inc. (Loewen) and was acting as Chairman of the Board of Loewen when it filed a petition for creditor protection under Chapter 11 of the U.S. Bankruptcy Code and the Companies’ Creditors Arrangement Act (the CCAA) in June 1999. In January 2002, Loewen successfully emerged from Chapter 11 and CCAA proceedings as Alderwoods Group Inc. where Mr. Lacey remained as Chairman of the Board until November 2006;

(iii)	Mr. John P. Manley, a director of CIBC, who was a director of the Nortel Companies, when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The OSC issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Mr. Manley, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies are required to make under Ontario securities laws. The BCSC and QSC also issued similar orders. The OSC lifted the cease trade order effective June 8, 2006. The BCSC and the QSC also lifted their cease trade orders shortly thereafter;

Mr. Manley was also a director of the Nortel Companies, when the OSC made final an order prohibiting all trading by directors, officers and certain current and former employees of the Nortel Companies on May 31, 2004, by reason of the Nortel Companies having announced the need to restate certain of their previously reported financial results and the resulting delays in filing their interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws. This order was revoked by the OSC on June 21, 2005. Mr. Manley remains a director of the Nortel Companies; and
(iv)	Mr. Charles Sirois, a director of CIBC, who was acting as Chairman of the Board of Microcell Telecommunications Inc. (Microcell) when it elected, and was granted protection, to restructure its capital under the CCAA in January 2003. In May 2003, Microcell successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of reorganization and of compromise and arrangement filed in February 2003, adopted by its affected creditors and judicially sanctioned. Mr. Sirois ceased to be a director of Microcell in 2004.
Penalties or Sanctions
To the knowledge of CIBC, no director or executive officer of CIBC, (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Personal Bankruptcies
To the knowledge of CIBC, in the last ten years, no director or executive officer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.
Conflicts of Interest
To the knowledge of CIBC, no director or executive officer of CIBC has an existing or potential material conflict of interest with CIBC or any of its subsidiaries.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
A description of significant legal proceedings to which CIBC is a party is provided under the heading “Contingent Liabilities” on Page 128 of the 2007 AAR.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
To the knowledge of CIBC, no director or executive officer of CIBC, or any of their associates has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years that has materially affected or will materially affect CIBC.
TRANSFER AGENT AND REGISTRAR
The addresses for CIBC’s transfer agent and registrar are provided on page 161 of the 2007 AAR.

EXPERTS
Ernst & Young LLP, Chartered Accountants, Toronto, Ontario, is the external auditor who prepared the Independent Auditors’ Reports to Shareholders — Report on Financial Statements and Report on Internal Control over Financial Reporting. Ernst & Young LLP is independent with respect to CIBC within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the United States Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002; and Rule 3600T of the Public Company Accounting Oversight Board (United States), which designates as interim independence standards Rule 101 of the American Institute of Certified Public Accountants’ Code of Professional Conduct and Standards Nos. 1, 2 and 3 of the Independence Standards Board.
AUDIT COMMITTEE
The Audit Committee Mandate as approved by the Board is included in Appendix B. The members of the Audit Committee are listed below. Each member of the Audit Committee is independent and financially literate as defined by Canadian securities laws. Each Audit Committee member is an “audit committee financial expert” as defined by the rules of the United States Securities and Exchange Commission.
Education and Experience
This section describes the education and experience of CIBC’s Audit Committee members that is relevant to the performance of their responsibilities in that role.
Each member of the Audit Committee currently is, or has previously been, in charge of, or an advisor or a consultant to, a significant business operation, often as president or chief executive officer of a large public company. Given the breadth and complexity of a financial institution’s accounting issues, the Audit Committee members participate from time to time in internal or external sessions related to accounting matters or developments. The Chair of the Audit Committee instituted a self-directed learning program that identifies a number of North American director development courses with a focus on audit committee responsibilities and finance, audit and accounting essentials for directors. Travel and attendance costs are paid by CIBC. Further detail on the education and experience of each Audit Committee member is set out below.
Jalynn H. Bennett C.M.
Mrs. Bennett is President of Jalynn H. Bennett and Associates Ltd., a Toronto-based consulting firm specializing in strategic planning and organizational development. She is a past director of the Bank of Canada and a former commissioner of the Ontario Securities Commission. Before setting up her own consulting firm, Mrs. Bennett was associated for nearly 25 years with The Manufacturers Life Insurance Company. Mrs. Bennett is a director of Nortel Networks Corporation, Nortel Networks Limited, Teck Cominco Limited and The Cadillac Fairview Corporation Limited. She is very active on boards and committees of institutions and organizations in the education and health sectors in Ontario and was a member of the Canadian Institute of Chartered Accountants 2000 Toronto Stock Exchange Committee on Corporate Governance. She is also the Vice-Chair of The Public Accountants Council for the Province of Ontario.
Gary F. Colter
Mr. Colter is President of CRS Inc., a corporate restructuring and strategy management consulting company. Before establishing CRS Inc., Mr. Colter was a long-time member of the senior management team of KPMG Canada. He served as Vice Chairman of KPMG Canada from January 2001 to August 2002, was Managing Partner of Global Financial Advisory

Services, KPMG International from 1998 to 2000, and was Vice Chairman of Financial Advisory Services, KPMG Canada from 1989 to 1998. Mr. Colter is a director of Owens-Illinois Inc., Core-Mark Holding Company Inc. and Retirement Residences Real Estate Investment Trust. Mr. Colter received an Honours Bachelor of Arts degree in Business Administration from the Ivey Business School at University of Western Ontario and is a Fellow Chartered Accountant.
Ivan E.H. Duvar
Mr. Duvar, past Chair of CIBC’s Audit Committee, is President and Chief Executive Officer of MIJAC Inc., a private investment company. He served as Chairman of Maritime Tel & Tel Limited from 1995 to 2000 and as President and Chief Executive Officer of Maritime Telegraph and Telephone Company from 1985 to 1995. Mr. Duvar is a director of several Canadian corporations including WAJAX Limited and ING Canada Inc. He is a Chair or past Chair of the audit committee of certain Canadian companies, a member of Professional Engineers of Nova Scotia and a fellow of the Canadian Academy of Engineering. Mr. Duvar has also received a Certificate in Industrial Management from Canadian Institute of Management.
Cynthia M. Trudell
Ms. Trudell is Senior Vice President and Chief Personnel Officer of PepsiCo. Inc. From 2001 until 2006 Ms. Trudell was Vice President of Brunswick Corporation and President of Sea Ray Group. From 1981 to 2001, she held a number of progressively senior positions with General Motors. From 2000 to 2007, Ms. Trudell was also a director and member of the Audit Committee of PepsiCo. Inc.
Ronald W. Tysoe
Mr. Tysoe is retired Vice Chairman of Macy Inc. He was a Senior Advisor with Perella Weinberg Partners LP. from October 2006 to October 2007. Mr. Tysoe was Vice-Chair of Federated Department Stores, Inc. from 1990 until October 2006 and served as Chief Financial Officer of Federated Department Stores from 1990 to 1997.
Pre-Approval Policies and Procedures
The Audit Committee has adopted a policy for the engagement of the shareholders’ auditors. The text of the policy is included in Appendix C.
Fees for Services provided by Shareholders’ Auditors
The information on professional service fees by Shareholder’s Auditors is provided on page 145 of the 2007 AAR.
ADDITIONAL INFORMATION
Additional information with respect to CIBC, including directors’ and officers’ remuneration and indebtedness, principal holders of CIBC’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in CIBC’s management proxy circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in CIBC’s financial statements and Management’s Discussion and Analysis for its most recently completed financial year. These documents, as well as additional information relating to CIBC, are available on SEDAR at www.sedar.com.

Appendix A
Rating Definitions
Dominion Bond Rating Service (DBRS)

Preferred Shares	Rating: Pfd-1
Superior credit quality. Supported by strong earnings and balance sheet characteristics. Generally Pfd-1 ratings correspond with companies whose senior bonds are rated AAA or AA categories. As is the case with all rating categories, the relationship between senior debt ratings and preferred share ratings should be understood as one where the senior debt rating effectively sets a ceiling for the preferred shares issued by the entity. However, there are cases where the preferred share rating could be lower that the normal relationship with the issuer’s senior debt rating.

Senior Debt	Rating: AA
Long-term debt rated AA is of superior credit quality, and protection of interest and principal is considered high. In many cases they differ from long-term debt rated AAA only to a small degree. Given the extremely restrictive definition DBRS has for the AAA category, entities rated AA are also considered to be strong credits, typically exemplifying above-average strength in key areas of consideration and unlikely to be significantly affected by reasonably foreseeable events.

Subordinated Debt	Rating: AA(low)
Superior credit quality. Protection of interest and principal is considered high. In many cases they differ from long-term debt rated AAA only to a small degree. Given the extremely restrictive definition DBRS has for the AAA category, entities rated AA are also considered to be strong credits, typically exemplifying above-average strength in key areas of consideration and unlikely to be significantly affected by reasonably foreseeable events.

Short-Term Debt	Rating: R-1 (high)
Short-term debt rated R-1 (high) is of the highest credit quality, and indicates an entity possessing unquestioned ability to repay current liabilities as they fall due. Entities rated in this category normally maintain strong liquidity positions, conservative debt levels, and profitability that is both stable and above average. Companies achieving an R-1 (high) rating are normally leaders in structurally sound industry segments with proven track records, sustainable positive future results, and no substantial qualifying negative factors. Given the extremely tough definition DBRS has established for an R-1 (high), few entities are strong enough to achieve this rating.
Moody’s

Senior Debt	Rating: Aa2
Subordinated Debt	Rating: Aa3
Debts judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade debts. They are rated lower than the best debts because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

Short-Term Debt	Rating: P-1
Prime-1 Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:
▪	Leading market positions in well-established industries.

▪	High rates of return on funds employed.

▪	Conservative capitalization structure with moderate reliance on debt and ample asset protection.

▪	Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

▪	Well-established access to a range of financial markets and assured sources of alternate liquidity.

Standard & Poor’s (S&P)

Preferred Shares	Canadian Rating: P-1(low) Global Rating: A-
The P-1 and A ratings are the highest of the five categories used by S&P in its respective Canadian and Global preferred share rating scales. “High” and “Low” and “+” and “-” grades may be used to indicate the relative standing of a credit within a particular rating category.

Senior Debt Subordinated Debt	Rating: A+ Rating: A
Obligations rated ‘A’ are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

Short-Term Debt	Rating: A-1
A short-term obligation rated ‘A-1’ is rated in the highest category by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.
Fitch

Senior Debt	Rating: AA-
Very High credit quality. ‘AA’ ratings denote expectations of very low credit risk. They indicate strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

Subordinated Debt	Rating: A+
High credit quality. ‘A’ ratings denote expectation of low credit risk. The capacity for payment of commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

Short-Term Debt	Rating: F1+
Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments.
(Within a band of rating symbols, the signs “+” (plus) or “-” (minus) denote relative position within the rating category.)

Appendix B
Canadian Imperial Bank of Commerce
Audit Committee Mandate

1.	PURPOSE

(1)	The primary functions of the Audit Committee are to fulfill its responsibilities in relation to reviewing the integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the Audit Committee for certain federally regulated subsidiaries.

2.	MEMBERSHIP AND ORGANIZATION

(1)	Composition — The Audit Committee shall consist of not less than three or more than six independent members of the Board. At the invitation of the Audit Committee, members of CIBC’s management and others may attend Audit Committee meetings, as the Audit Committee considers necessary or desirable.

(2)	Appointment and Removal of Audit Committee Members — Each member of the Audit Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of shareholders of CIBC at which the member’s term of office expires, (b) the death of the member or (c) the resignation, disqualification or removal of the member from the Audit Committee or from the Board. The Board may fill a vacancy in the membership of the Audit Committee.

(3)	Chair — At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall: be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee’s compliance with this mandate, work with management to develop the Audit Committee’s annual work-plan, meeting agendas and provide reports of the Audit Committee to the Board. The Chair may vote on any matter requiring a vote and shall provide a second vote in the case of a tie vote.

(4)	Independence — Each member of the Audit Committee shall meet the independence standards established by the Board and the additional requirements listed in Exhibit A to this mandate.

(5)	Financial Literacy — Members of the Audit Committee shall be financially literate or agree to become financially literate within a reasonable period of time following the member’s appointment. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CIBC’s financial statements.

(6)	Service on Multiple Audit Committees — No member of the Audit Committee may serve on the audit committees of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee.

3.	MEETINGS

(1)	Meetings — The members of the Audit Committee shall hold meetings as are required to carry out this mandate, and in any case no less than four meetings annually. The external auditors are entitled to attend and be heard at each Audit Committee meeting. The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board or the Chief Executive Officer may call a meeting of the Audit Committee by notifying the Corporate Secretary of CIBC who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a Chair from their number for a meeting.

(2)	Notices of Meetings — Notices of Audit Committee meetings may be provided by: prepaid mail, personal delivery, facsimile, electronic-mail or telephone, provided that the method of notification chosen shall be capable of being received by members of the Audit Committee and the external auditors at least 24 hours before an Audit Committee meeting at the member’s contact information last recorded with the Corporate Secretary. Any member of the Audit Committee may in any manner waive notice of an Audit Committee meeting and attendance at an Audit Committee meeting is waiver of notice of the meeting, except where a member attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not properly called.

(3)	Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Audit Committee requests, shall act as secretary at Audit Committee meetings. Minutes of Audit Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Audit Committee for approval.

(4)	Quorum — A majority of the members of the Audit Committee shall constitute a quorum. If a quorum cannot be obtained for an Audit Committee meeting, members of the Board who would qualify as members of the Audit Committee may, at the request of the Chair or the Chairman of the Board, serve as members of the Audit Committee for that meeting.

(5)	Resident Canadian Majority — The Audit Committee shall not transact business at an Audit Committee meeting unless a majority of the members present are “resident Canadians” under the Bank Act (Canada).

(6)	Access to Management and Outside Advisors — The Audit Committee shall have unrestricted access to management and employees of CIBC, and, from time to time may hold unscheduled or regularly scheduled meetings or portions of regularly scheduled meetings with the Chief Auditor, the external auditors, the Chief Financial Officer or the Chief Executive Officer. The Audit Committee shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the compensation for these advisors without consulting or obtaining the approval of the Board or any officer of CIBC. CIBC shall provide appropriate funding, as determined by the Audit Committee, for the services of these advisors.

(7)	Meetings Without Management — The Audit Committee shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

4.	ACCOUNTABILITIES AND RESPONSIBILITIES

The Audit Committee shall have the accountabilities and responsibilities set out below as well as any other accountabilities that are specifically delegated to the Audit Committee by the Board. In addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by the Bank Act (Canada), requirements of the stock exchanges on which the securities of CIBC are listed and all other applicable laws.

(1)	Financial Reporting
(a)	General — The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of CIBC’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by CIBC. The external auditors are responsible for auditing CIBC’s annual consolidated financial statements and for reviewing CIBC’s unaudited interim financial statements.

(b)	Review of Annual Financial Reports — The Audit Committee shall review the annual consolidated audited financial statements of CIBC, the external auditors’ report thereon and the related management’s discussion and analysis (MD&A) of CIBC’s financial condition and results of operations and managements report that they present fairly, in all material respects in accordance with Canadian generally accepted accounting principles (GAAP), or any other generally accepted accounting principles in which the financial statements of CIBC are prepared from time to time, the financial condition, results of operations and cash flows of CIBC. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

(c)	Review of Interim Financial Reports — The Audit Committee shall review the interim consolidated financial statements of CIBC, the external auditors’ review report thereon and the related MD&A and managements report that they present fairly, in all material respects in accordance with GAAP, the financial condition, results of operations and cash flows of CIBC. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

(d)	Review Considerations — In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:
(i)	meet with management and the external auditors to discuss the financial statements and MD&A;

(ii)	review the disclosures in the financial statements;

(iii)	review the audit report or review report prepared by the external auditors;

(iv)	discuss with management, the external auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

(v)	review critical accounting and other significant estimates and judgments underlying the financial statements as presented by management;

(vi)	review any material effects of regulatory accounting initiatives, significant transactions or off-balance sheet structures on the financial statements as presented by management;

(vii)	review any material changes in accounting policies and practices and their impact on the financial statements as presented by management or the external auditors;

(viii)	review management’s and the external auditors’ reports on the effectiveness of internal control over financial reporting;

(ix)	review results of CIBC’s whistleblowing program; and

(x)	review any other matters, related to the financial statements, that are brought forward by the internal auditors, external auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or applicable law.
(e)	Approval of Other Disclosures — The Audit Committee shall review and, if advisable, approve or recommend for Board approval (i) the annual information form of CIBC; (ii) the Form 40F of CIBC; (iii) financial disclosure in a press release disclosing financial results, a prospectus or other securities offering document of CIBC; and (iv) any other material financial disclosure.
(2)	External Auditors
(a)	General —The Audit Committee shall be responsible for oversight of the work of the external auditors in auditing and reviewing CIBC’s financial statements and internal controls over financial reporting including the resolution of disagreements between management and the external auditors regarding financial reporting.

(b)	Appointment and Compensation — The Audit Committee shall review and, if advisable, select and recommend (i) for shareholder approval, the appointment of the external auditors and (ii) for shareholder or Board approval, as applicable, the compensation of the external auditors.

(c)	Annual Review Report — At least annually, the Audit Committee shall obtain and review a report by the external auditors describing: (i) their internal quality—control procedures and (ii) any material issues raised by their most recent internal quality-control review, peer review or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any of these issues.

(d)	Audit Plan — At least annually, the Audit Committee shall review a summary of the external auditors’ annual audit plan. The Audit Committee shall consider and review with the external auditors any material changes to the scope of the plan.

(e)	Independence of External Auditors — At least annually, and before the external auditors issue their report on the annual financial statements, the Audit Committee shall: obtain from the external auditors a formal written statement describing all relationships between the external auditors and CIBC; discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors; and obtain written confirmation from the external auditors that they are independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which they belong and within the meaning of United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002, and Rule 3600T of the Public Company Accounting Oversight Board.

(f)	Evaluation and Rotation of Lead Partner — At least annually, the Audit Committee shall review the qualifications and performance of the external auditors. The Audit Committee shall obtain a report from the external auditors annually confirming that they are in compliance with all audit firm and regulatory requirements relating to partner rotation and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

(g)	Pre-Approval of Audit and Non-Audit Services — The Audit Committee shall preapprove any retainer of the external auditors for any audit and non-audit service to CIBC or its subsidiaries in accordance with applicable law and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

(h)	Hiring Practices — The Audit Committee shall review and approve guidelines regarding the hiring of employees or former employees of the external auditors or former external auditors.
(3)	Internal Audit Function
(a)	General —The Internal Audit function is responsible for providing independent and objective assurance and consulting services to add value and improve the operations of CIBC by bringing a systematic, disciplined, approach to evaluating and improving the effectiveness of risk management, control and governance processes. The Audit Committee shall review the independence of the internal auditors from management having regard to the scope, budget, planned activities and organization structure of the internal audit function.

(b)	Internal Audit Charter — The Audit Committee is responsible for establishing and approving the Internal Audit Charter and mandate, which will be reviewed annually and updated as required.

(c)	Chief Auditor — The Audit Committee shall review and, if advisable, approve the appointment of CIBC’s Chief Auditor. At least annually, the Audit Committee shall evaluate the performance of the Chief Auditor and shall meet with the Chief Auditor to discuss the execution of matters under this mandate.

(d)	Review — At least annually, the Audit Committee shall consider and review with management and the Chief Auditor:
(i)	any difficulties encountered by the Chief Auditor in the course of internal audits, including any restrictions on the scope of internal audit work or access to required information; and

(ii)	the compliance of internal audit with professional standards promulgated by the Institute of Internal Auditors.
(e)	Audit Plans — The Audit Committee approves the annual audit plan presented by the Chief Auditor. The Chief Auditor, on a quarterly basis, will inform the Audit Committee of the status of the Audit Plan and any changes needed.
(4)	Internal Controls
(a)	General — The Audit Committee shall monitor the system of internal control.

(b)	Establishment, Review and Approval — The Audit Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management, the external auditors, the Chief Auditor, the Controller and the Chief Compliance Officer:
(i)	the effectiveness of, or weaknesses or deficiencies in: the design or operation of CIBC’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), operational controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions.

(ii)	any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in CIBC’s periodic regulatory filings;

(iii)	any material issues raised by any inquiry or investigation by CIBC’s regulators;

(iv)	CIBC’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose CIBC to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting;

(v)	CIBC’s business continuity management and insurance programs, including, reviewing and recommending for Board approval a resolution establishing certain limits of insurance, to meet the requirements of the Protection of Assets (Banks) Regulations to the Bank Act; and

(vi)	any related significant issues and recommendations of the external auditors and internal auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses including those over internal controls over financial reporting and disclosure controls.
(5)	Certain Federally Regulated Subsidiaries — The Audit Committee shall be the audit committee for certain federally regulated subsidiaries of CIBC, as determined by the Audit Committee from time to time, that require an audit committee under applicable law. In meeting its Audit Committee responsibilities with respect to these subsidiaries, the Audit Committee shall:
(a)	review the annual financial statements of the subsidiary prior to approval by its board of directors;

(b)	review regulatory returns of the subsidiary as required under applicable law;

(c)	require management of the subsidiary to implement and maintain appropriate internal controls over financial reporting and financial disclosure controls and procedures and approve, review and evaluate these procedures;

(d)	review the effectiveness of the subsidiary’s internal control over financial reporting and financial disclosure, including computerized information system controls and security, the overall control environment and accounting and financial controls (including, without limitation, controls over financial reporting), and the impact of any identified weaknesses in internal control over financial reporting on management’s conclusions with respect to their effectiveness;

(e)	review any related significant issues and recommendations of the external and internal auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls;

(f)	review investments and transactions that could adversely affect the well being of the subsidiary; and

(g)	meet with the external auditors of the subsidiary to discuss the annual financial statements and the returns and transactions of such subsidiary, if applicable.
(6)	Regulatory Reports and Returns — The Audit Committee shall provide or review, as applicable, all reports and returns required of the Audit Committee under applicable law.

(7)	Compliance with Legal and Regulatory Requirements — The Audit Committee shall receive and review regular reports from the Chief Compliance Officer, the Controller, CIBC’s General Counsel, the Chief Auditor and other management members on: legal or compliance matters that may have a material impact on CIBC; the effectiveness of CIBC’s compliance policies; and any material reports received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific regulatory requirements, and management’s plans to remediate any deficiencies identified.

(8)	Whistleblowing Procedures — The Audit Committee shall review and approve the procedures for the receipt, retention and treatment of complaints received by CIBC from employees or others, confidentially and anonymously, regarding accounting, internal accounting controls, or auditing matters.

(9)	Succession Planning — In consultation with the Management Resources and Compensation Committee of the Board, the Audit Committee shall review succession plans for the Chief Financial Officer, the Chief Auditor, the Chief Accountant and the Controller of CIBC.

(10)	Adverse Investments and Transactions — The Audit Committee shall review any investments and transactions that could adversely affect the well-being of CIBC.

(11)	Audit Committee Disclosure — The Audit Committee shall review and approve any audit committee disclosures required by securities regulators in CIBC’s disclosure documents.

(12)	Assessment of Regulatory Compliance — The Audit Committee shall review management’s assessment of compliance with laws and regulations as they pertain to responsibilities under this mandate, report any material findings to the Board and recommend changes it considers appropriate.

(13)	Delegation — The Audit Committee may designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.
5. REPORTING TO THE BOARD
(1)	The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Audit Committee or as requested by the Board, on matters arising at Audit Committee meetings and, where applicable, shall present the Audit Committee’s recommendation to the Board for its approval.
6. COMMITTEE MEMBER DEVELOPMENT AND PERFORMANCE REVIEW
(1)	The Chair shall co-ordinate orientation and continuing director development programs relating to this mandate for Audit Committee members.
(2)	At least annually, the Audit Committee shall evaluate and review the performance of the Audit Committee and each of its members and the adequacy of this mandate. This review will be undertaken in consultation with the Corporate Governance Committee of the Board.
7. CURRENCY OF THE AUDIT COMMITTEE MANDATE
(1)	This mandate was last revised and approved by the Board on May 31, 2007.

Appendix C
CIBC Policy on the Scope of Services of the Shareholders’ Auditors
Approved by the Board and Audit Committee on December 5, 2007
1. Summary
This policy is designed to provide a consistent approach for the engagement of the shareholders’ auditors; it also establishes the roles and responsibilities of those involved in external audit engagements and must be followed by all employees responsible for the engagement of shareholders’ auditors.
2. Intent
The purpose of this policy is to set parameters for the engagement of the shareholders’ auditors by CIBC consistent with CIBC corporate governance expectations and applicable law, including the U.S. Sarbanes-Oxley Act and SEC Rules.
3. Audience / Scope
This Policy covers all work that might be performed by the shareholders’ auditors through engagements with CIBC or its subsidiaries.
The term shareholders’ auditors refers to the firm of accountants that is appointed to perform the audit of the consolidated financial statements of CIBC and its subsidiaries. The current shareholders’ auditors are Ernst & Young LLP, including any Ernst & Young International, Ltd. or Ernst & Young Global Limited member or affiliated firm of Ernst & Young.
4. Policy Requirements
4.1	Scope of work and authorization standards:

4.1.1	All work performed by the shareholders’ auditors for CIBC or its subsidiaries (includes all majority owned entities) will be pre-approved by the Audit Committee. The Audit Committee may delegate authority to pre-approve such work to subcommittees consisting of one or more of its members, provided that any work so pre-approved must be ratified by the full Audit Committee at the next meeting of the Audit Committee. The Audit Committee may also establish pre-approval policies and procedures that are specific to a particular service. In order to meet this responsibility, for each fiscal quarter a pre-approved spending limit by category of allowable work is established and displayed in the Appendix. The CIBC Chief Auditor will monitor and report to the Audit Committee the quarterly cumulative use of the pre-approved limits. (See appendix for Examples of Services)

4.1.2	In the event that a non-audit service is provided by the shareholders’ auditors that was not recognized at the time of the engagement to be a non-audit service, such service must be brought to the attention of the Audit Committee or its delegate for approval.

4.1.3	The shareholders’ auditors will only perform audit, audit-related and tax work. Examples of “audit”, “audit-related” and “tax work” are included in the Appendix.

4.1.4	The shareholders’ auditors will be prohibited from performing corporate recovery work for a CIBC corporate credit customer when CIBC is in a position to direct the choice of the financial advisors or consultants.

4.1.5	The Audit Committee may approve exceptions to (3) and (4) above when it determines that such an exception is in the overriding best interests of CIBC and it is determined that such an exception does not impair the independence of the shareholders’ auditors. However, certain non-audit activities are generally prohibited and generally will not be considered for exception from this policy. These non-audit activities are listed in the Appendix.

4.2	Ongoing relationship standards:

4.2.1	The lead and concurring partners on the engagement will serve for a maximum of five years and then be subject to a five-year time out from serving on CIBC audits.

4.2.2	Other than the lead and the concurring partners, audit partners who have responsibility for decision-making on significant auditing, accounting and reporting matters will serve for a maximum of seven years and then be subject to a two-year time out from serving on CIBC audits, unless the audit partner performs less than 10 hours of audit, review or attest services.

4.2.3	CIBC will not employ, in a financial reporting oversight role, a member of the shareholders’ auditors engagement team within 12 months of the final closure of the audit in which that individual last participated.
5. Monitoring/Oversight Mechanism
5.1	On a quarterly basis, the CIBC Chief Auditor will prepare and present to the Audit Committee a summary report of all engagements of the shareholders’ auditors that are currently underway or have been completed since the prior quarter’s report, including engagements entered into pursuant to pre-approved quarterly limits. The summary report will describe the nature of each engagement, confirm that each engagement is in compliance with this policy and state the fees received by the shareholders’ auditors for each engagement.

5.2	Business management will make either oral or written presentations to the Audit Committee or its designee seeking pre-approvals for engagements of the shareholders’ auditors.

5.3	On a quarterly basis, the shareholders’ auditors will certify to the Audit Committee that all engagements with CIBC have been in compliance with this policy and will confirm that the shareholders’ auditors continues to be “independent” under applicable laws, rules and guidelines. As well, quarterly the shareholders’ auditors will table at the Audit Committee a classification and continuity schedule of all partners and staff that must be tracked in order to ensure adherence to the Ongoing Relationship Standards.

5.4	The CIBC Chief Auditor will be a signatory on all contracts of engagement with the shareholders’ auditors.
6. Roles and Responsibilities
The CIBC Chief Auditor is accountable for the management of this Policy and providing interpretations on its application.
7. Maintenance and Review
This policy is effective from the date of approval by the Audit Committee of CIBC, December 5, 2007 and applies to all subsequent engagements.

This policy will be reviewed at least annually and will be submitted to the Audit Committee of the Board of Directors for review and approval. Any significant updates will be communicated on CIBC Today.
8. Links
•	Procedures for Implementing the Scope of Services Policy

Appendix

Pre-approval
Categories		Limit per
of Work	Examples of Services	Quarter[1]
Audit Services	Statutory audits or financial audits for CIBC and its subsidiaries or affiliates.	$1 million

Services associated with Canadian and U.S. registration statements, periodic reports and other documents filed with the regulators or other documents issued in connection with securities offerings (e.g., comfort letters, consents), and assistance in responding to comment letters

Attestation of management reports on internal controls

Audit Related Services	Employee benefit plan audits and other employee investment entity audits.	$.5 million

Agreed upon procedures reports or statutory compliance, regulatory or government program procedures required to comply with financial, accounting or regulatory reporting matters

Discussion and review of proposed accounting for disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the CICA, FASB, SEC, or other regulatory or standard setting bodies.

Due diligence services with respect to acquisitions or mergers of CIBC. The allowable services will be limited to the review of financial and tax information of the target and providing advice with respect to the likely impact on the reported financial statements and disclosures of CIBC.

Attest services not required by statute or regulation

Closing balance sheet audits pertaining to dispositions General assistance with implementation of the requirements of SEC rules or listing standards promulgated pursuant to the Sarbanes-Oxley Act

Tax Work	Review of the financial statement implications of Canadian, provincial and local tax consequences of business transactions	$.5 million

Review of the financial statement implications of U.S. federal, and state tax consequences of business transactions

Review of the financial statement implications of international tax consequences of business transactions

Canadian tax compliance — CIBC consolidated and subsidiaries including the preparation of tax returns

[1]	The amount up to which the CIBC Chief Auditor can approve for engagements within the quarter. Any amounts exceeding the limits must be approved by the Audit Committee. The pre-approval amount includes administration fees and GST where applicable.

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Pre-approval
Categories		Limit per
of Work	Examples of Services	Quarter[1]
International tax compliance — CIBC and subsidiaries including the preparation of tax returns

U.S. federal, state and local tax compliance including the preparation of tax returns

Assistance with tax audits and appeals before CCRA, and similar provincial, local and other foreign agencies

Tax advice and assistance regarding statutory, regulatory or administrative developments

Prohibited Non-Audit	The shareholders’ auditors is prohibited from providing any of the following services:
Activities	• Bookkeeping or other services related to the accounting records or financial statements of CIBC,

• Financial information systems design and implementation,

• Appraisal or valuation services, fairness opinions, or contributions-in-kind reports,

• Actuarial services,

• Internal audit outsourcing services,

• Management functions or human resources,

• Broker or dealer, investment advisor, or investment banking services,

• Legal services,

•   Corporate recovery services[2] paid directly by CIBC or for a corporate credit customer of CIBC where CIBC is able to direct the choice of the financial advisors or consultants by virtue of its credit position with the client. Nothing in this section is intended to limit CIBC borrowers from freely choosing their own advisors.

• Expert services unrelated to the audit and

• Any other services that the Public Accounting Oversight Board in the US determines, by regulation, is impermissible.

[2]	Corporate recovery services are defined as financial services provided to companies, lenders, creditors and other parties-in-interest in troubled or potentially troubled credit situations.

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